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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2002

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                 (Translation of Registrant's Name Into English)

                             15 MAURICE PAYKEL PLACE
                              EAST TAMAKI, AUCKLAND
                                   NEW ZEALAND
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F /X/       Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes / /        No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
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The following exhibit is filed herewith:

99.1  Press release issued December 5, 2002


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



      Date:  December 5, 2002



                                    FISHER & PAYKEL HEALTHCARE
                                    CORPORATION LIMITED



                                    By:   /s/ Michael G. Daniell
                                         -------------------------------
                                         Name:  Michael G. Daniell
                                         Title: Chief Executive Officer